FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notice of Merger of Subsidiary

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 22, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2008

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

May 22, 2008

For immediate release:

To Whom It May Concern

Mitsui & Co., Ltd.

Notice of Merger of Subsidiary

Mitsui announced that Mitsui’s subsidiary, TELEPARK Corporation (“Telepark”) and MS Communications Co., Ltd. (“MS Com”) have signed a merger agreement (scheduled) to be effective on October 1, 2008.

1. Purpose of merger

Mitsui acknowledges that the purpose of this merger is to cement their leading position in mobile handset sales and distribution market. The new entity, T-Gaia Corporation which will be established through this merger will seek to provide high quality service to customer, by reinforcing cost-efficiency and Mitsui consider that their strategy will be in line with Mitsui’s Medium-term Management Outlook.

2. Outline of merger

1) Schedule of merger

Board meeting to approve the merger agreement	May 22, 2008
Signing date of the merger agreement	May 22, 2008
General shareholders meeting to approve the merger agreement (MS Com)	June 25, 2008 (scheduled)
General shareholders meeting to approve the merger agreement (Telepark)	June 26, 2008 (scheduled)
Effective date of merger	October 1, 2008 (scheduled)

2) Method of merger

Telepark will be the surviving entity, and MS Com will be dissolved.

3) Merger ratio

Company name	Telepark	MS Com
Merger ratio	1	21.9

(Notes)

1. Share allotment

21.9 shares of Telepark will be allotted to 1 share of MS Com.

2. Calculation basis of merger ratio

Nomura Securities, Co., Ltd. is appointed by Telepark, and Daiwa Securities SMBC, Co., Ltd. is appointed by MS Com as third party financial advisors. Based on consultation among these advisors, the merger ratio has been determined.

3. Outline of the merging companies (As of March 31, 2008)

(1) Corporate name	TELEPARK Corporation	MS Communications Co., Ltd.

(2) Business	Sales of mobile phones and sales agency business, Brokering of telecommunication services including “Myline” and broadband access	Sales of mobile phones and communication lines, Brokering of telecommunication services

(3) Date of incorporation	February 20, 1992	June 29, 1995

(4) Address of head office	1-4-27, Koraku, Bunkyo-ku, Tokyo	1-1, Ichigaya Honmuracho, Shinjuku-ku, Tokyo

(5) Representative	Shigenori Miyazaki President & CEO	Koji Ogino President & CEO

(6) Capital	¥1,552 million	¥1,545 million

(7) Total number of outstanding shares	329,554 shares	14,760 shares

(8) Shareholders’ equity	¥18,457 million (consolidated)	¥17,192 million (consolidated)

(9) Total assets	¥89,917 million (consolidated)	¥86,910 million (non-consolidated)

(10) Sales	¥375,524 million (consolidated)	¥324,606 million (non-consolidated)

(11) Closing of accounts	March 31	March 31

(12) Number of employees	1,393	1,796

(13) Major shareholders and holding ratio	Mitsui & Co., Ltd. 50.8%	Sumitomo Corporation 50.0% Mitsubishi Corporation 50.0%

4. New Entity Name

Upon completion of merger process, the surviving entity will rename the T-Gaia Corporation.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7596

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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